RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 12, 2003

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at the Sheraton Pasadena Hotel, 303 East Cordova Street, Pasadena, California 91101 on Monday, May 12, 2003 commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To appoint KPMG as Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration; and

         (3) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on March 31, 2003 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Auditor thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.

                                             By order of the Board of Directors,


                                             DAVID C.W. HOWELL
                                             President Asia Operations and
                                             Chief Financial Officer

April 14, 2003
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the President of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED


                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at the Sheraton Pasadena Hotel, 303 East Cordova Street, Pasadena, California 91101 on Monday, May 12, 2003 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 14, 2003. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) as proxy to attend and act for and on such shareholder's behalf at the Meeting other than the management proxies named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, addressed to the President of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOR OF THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR, AGAINST OR WITHHELD FROM VOTING (ABSTAIN) ON THE ELECTION OF DIRECTORS, AND ON THE REAPPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR, IN ACCORDANCE WITH ANY SPECIFICATIONS OR INSTRUCTIONS MADE BY A SHAREHOLDER ON THE FORM OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS OR INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE MANAGEMENT NOMINEES NAMED IN THIS CIRCULAR, AND FOR THE APPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE INDEPENDENT AUDITOR'S REMUNERATION AS STATED IN THIS CIRCULAR.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, eight director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.


                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on March 31, 2003, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of January 31, 2003 there were issued and outstanding 17,818,129 shares of the Common Stock of the Company.

         The following table and the text that follows set forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of January 31, 2003:


     NAME AND ADDRESS OF                     NUMBER OF     PERCENTAGE OF COMMON
      BENEFICIAL OWNER                        SHARES        STOCK OUTSTANDING
----------------------------------------    -----------    ---------------------

Dito Devcar Corporation, et al. (1)          7,843,938              44.0%
  c/o Richard H. Pickup
  2321 Alcova Ridge Dr.
  Las Vegas, Nevada 89134

RAD Partners LLC, et al. (2)                 1,626,200               9.1%
  c/o The Busch Firm, 2532 Dupont Drive
  Irvine, California 92612

_________________________

(1)      Includes shares of Common Stock owned by the following related persons:
         Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, TD Fund, LLC, Dito Devcar Foundation and Richard H. Pickup.

(2)      Includes shares of Common Stock owned by the following related persons:
         RAD Partners LLC, Lenawee Trust, Gar Ken Enterprises, Inc., Timothy R. Busch Charitable Remainder Unitrust, Stephan Lynn Busch Charitable Remainder Unitrust and Timothy R. Busch.

         The information in the above table is based on the latest 13D filings available to the Company. In addition, the Company has been advised that Mary Hansen (a former director of the Company) together with the Hansen Trust and/or other family trusts own approximately 1.45 million shares (8.1%) of the Company's common stock.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Jon N. Bengtson, Timothy R. Busch, Albert J. Crosson, Patrick S. Feely, David C.W. Howell, Henry Hai-Lin Hu, James O'Toole and Peter L. Thigpen, of whom Mr. Busch will be a new director. The following directors in 2002 are not standing for re-election: Robert E. Davids, Siu Wing Lam and Millens W. Taft. Biographical information regarding these three is not included herein but is included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

         The following table and the textual discussion which follows sets forth information as of January 31, 2003 with respect to each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

                                                                                                                 PERCENTAGE OF
                                                                                                  NUMBER OF         COMMON
                                              TERM AS                                               SHARES          STOCK
                                 AGE AT       DIRECTOR        OTHER POSITIONS AND OFFICES        BENEFICIALLY     OUTSTANDING
            NAME                 1/1/03       EXPIRES       PRESENTLY HELD WITH THE COMPANY          OWNED            (1)
-----------------------------   ---------   -----------   -----------------------------------   --------------   --------------


Directors:
---------
Jon N. Bengtson (2)                59          2003           Chairman of the Board                  419,260          2.4%
Timothy R. Busch (6)               48                         None                                 1,626,200          9.1%
Albert J. Crosson (3)(4)(7)        72          2003           None                                    35,000
Patrick S. Feely (2)               56          2003           President, Chief Executive             382,000          2.1%
                                                                 Officer
David C.W. Howell                  40          2003           President Asia Operations,             159,050
                                                                 Chief Financial Officer
Henry Hai-Lin Hu (2)(3)            57          2003           None                                    66,483
James J. O'Toole (4)(5)            57          2003           None                                    91,998
Peter L. Thigpen (3)(4)(5)         63          2003           None                                    75,240

Executive Officers:
------------------
Jeanne M. Olson                    54                         Executive Vice President/               53,333
                                                                  General Manager, Radica USA
John J. Doughty                    32                         Managing Director, Radica UK                --
James M. Romaine                   57                         Senior Vice President Sales             26,866
Laurence M. Scott, Jr.             57                         Senior Vice President of                    --
                                                                  Asia Operations
Craig D. Storey                    34                         Vice President,                         25,332
                                                                  Chief Accounting Officer
Larry C. N. Cheng                  40                         Engineering Director                     4,666
Vincent K. M. Ching                42                         Manufacturing Director                      --
Rick C. K. Chu                     49                         International Sales Director            20,666
Robert E. Esterbrook               57                         Finance & Operations Director            4,000
Tiki K. K. Ho                      39                         Engineering Director                     2,666
Louis S. W. Kwok                   41                         Plant Administration Director            4,000
Donny K. W. So                     39                         Director of Project Management              --
Lavinia K. W. Wong                 38                         Director of VGA & Sourcing               6,800
Hermen H. L. Yau                   43                         MIS Director                             6,766


                                       4

_________________________

(1) Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.
(2)      Member of the Executive Committee.
(3)      Member of the Audit Committee.
(4)      Member of the Compensation Committee.
(5)      Member of the Corporate Governance and Nominations Committee.
(6) Mr. Busch is one of the persons included in the RAD Partners LLC Group. See "Voting Securities and Their Principal Owners" above for additional information.
(7) Mr. Crosson owns no Radica Games Limited stock shares ("shares") directly. However, in addition to beneficial ownership through stock options as reflected above, he owns 1% of the beneficial interest in Crossfire, LLC ("Crossfire") which beneficially owns 200,000 shares through its class A membership interest in RAD Partners 2001, LLC ("RAD 2001"). RAD 2001 is controlled by RAD Partners LLC which is one of the Company's major stockholders. Mr. Crosson's 1% ownership of Crossfire constitutes voting control of Crossfire and Crossfire has the right to withdraw said 200,000 shares from RAD 2001. Additionally, under an economic arrangement involving its membership interest in RAD 2001, Crossfire may acquire beneficial ownership in an additional 400,000 shares over time from RAD 2001; however, Crossfire can not vote or dispose of such shares without the consent of all the members of RAD 2001. In December 2002, Crossfire purchased 250,000 shares bringing its ownership of the Company's stock to 450,000 shares including the 200, 000 shares beneficially owned through its class A membership interest in RAD 2001. Crossfire is owned beneficially by Mr. Crosson and his four children.


         In 2003, the Company revised the committee structure of the Board of Directors and the information above and elsewhere herein reflects the revised committees and their memberships.

         Excluding the new director, the directors and executive officers of the Company as shown in the above table, as a group (21 persons), owned beneficially 1,384,126 shares of Common Stock (not including option shares not yet vested held by such persons), or approximately 7.8% of the Common Stock outstanding, as of January 31, 2003. In addition, Mr. Busch is one of the persons included in the RAD Partners LLC group (see "Voting Securities and Their Principal Owners" above) and he had beneficial ownership of 1,626,200 shares (9.1%) of the outstanding Common Stock as of January 1, 2003.

         The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regent.

         Timothy R. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra High School, scheduled to open September 2003. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctorate degree from the Wayne State University of Law, and his B.B.A., Summa Cum Laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in Michigan, California, and Nevada. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

         Albert J. Crosson was appointed a director of the Company in May 2001. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As President of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also an advisor to the Toy Industry Association Board of Directors, where he was Chairman from 2000 to 2002. He is currently Chairman of the Board of Trustees of the Toy Industry Foundation. He has a BA from Duke University and an MBA from the University of Michigan.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a Fellow of the Hong Kong Society of Accountants.

         Henry Hai-Lin Hu was appointed a director of the Company in December 1998. He is currently the Principal of Business Plus Consultants Limited providing services to Hong Kong toy companies on business development. From 1993 through 1996, he was Chairman and Chief Executive Officer of Zindart Industrial Co. Ltd., a NASDAQ listed manufacturer of die cast car replicas and premium giftware. He co-founded Wah Shing Toy Group in 1982, a Singapore listed toy company, and retired from Wah Shing in 1991. Mr. Hu has served in director and senior officer roles in several toy companies in Hong Kong since 1967. He has a B.Sc. in Mechanical Engineering from Hong Kong University, is a Registered Professional Engineer, and a member of the Institution of Electrical Engineers, Hong Kong.

         James J. O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz Allen Hamilton Strategic Leadership Center.

         Peter L. Thigpen has been a Director of the Company since June 1998. He is a Lecturer in Ethics & Great Books in the Graduate Business School at the University of California, Berkeley, a Senior Fellow & Moderator at the Aspen Institute, and is on the Board of Trustees of the Kentfield, California School District and the Board of Trustees of Branson High School in Ross, California. Prior to 1992, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors.

         Jeanne M. Olson is the Executive Vice President/General Manager of Radica USA. Prior to joining the company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         John J. Doughty has been Managing Director with Radica UK since May 2001, having previously held the positions General Manager, Head of Sales and Marketing, Head of Sales, and UK Sales Manager since joining in March 1998. He personally manages Radica UK's major European Accounts, and also oversees the day to day running of the UK operation. Mr. Doughty has had 15 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 29 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Laurence M. Scott, Jr. was appointed Senior Vice President Asia Operations in April 2002. Previously he was Managing Director - Asian Operations for iLogistix Singapore Supply Chain Management Pte. Limited. Prior to that he was Managing Director for MGA Entertainment (Hong Kong) Limited (1998 - 2000); Vice President - Operations for Atari Corporation (1992 - 1996) and then Vice President - Worldwide Materials for JTS Corporation (1996 - 1997) after Atari merged with JTS; and President and Managing Director for Radofin Electronics (Far East) Limited. (1975 - 1991). Mr. Scott has over 25 years experience with Asian Manufacturing Operations. He has a BSc. and MBA from the University of Southern California.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Larry C.N. Cheng has been an Engineering Director since April 1999. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Vincent K.M. Ching joined the Company as the Manufacturing Director in September 2002. He has over 16 years experience in research, consultancy and manufacturing sectors, has been working in PRC for 10 years at managerial level with Philips, Procter & Gamble (P & G) and previously as Manufacturing Director in Honeywell Consumer Products (H.K.) Ltd. from June 1999. He has achieved a number of prizes and awards in both academic and industrial sectors including the Ford Design Prize from Ford Motor (UK) Co. Ltd. in 1985, First Class Honors degree in Mechanical Engineering in 1986, Overseas Research Students Award from the Committee of Vice-Chancellors and Principals of Universities (UK) in 1987, Postdoctoral Research Fellowship from the Croucher Foundation of Hong Kong in 1990 and Hong Kong Productivity Council Productivity Award for the 2002 Hong Kong Awards for Industry.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Robert E. Esterbrook joined Radica UK as Finance Director and Company Secretary during July 2001. He has held executive positions in the UK toy industry for over 25 years. He has previously worked at Tonka Toys, Playmates Toys and Ideal Toys as Finance Director and was involved with the establishment of Mattel Toys in the UK in 1980. He re-joined Invicta Plastics, Ltd, originators of the board game Mastermind, as Managing Director from 1989 to 1991. He is a fellow member of the Chartered Institute of Management Accountants and completed a program in legal studies at Demontfort University.

         Tiki K.K. Ho has been an Engineering Director of the Company since April 1, 1999. Prior to his present position, he was a manager in the engineering department since joining the Company in 1994. Mr. Ho worked in STD Company Limited and Management, Investment and Technology Company Limited. He has had over 15 years experience in manufacturing, product design, and engineering management and plastic mold shop management. He has a B.Sc. Honors in Mechanical Engineering from University of Manchester, Institute of Science and Technology.

         Louis S.W. Kwok has been the Materials and Logistics Director of the Company from March 2002 and was the Plant Administration Director of the Company from January 2001 to February 2002. He has had over 15 years experience in manufacturing plant operations throughout his career. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 15 years experience in project management and product development in major appliances, electronics and toys. He obtained his 6 Sigma experience while working for GE, and led the development of Total Cycle Time management skill at VTech. He has a BA in Industrial Design from Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

         Lavinia K.W. Wong was appointed as a Director of VGA & Sourcing of the Company in April 2001. Since joining the Company in June 1999, she has been supervising the management of both the sourcing business and out-sourced video game accessories. Prior to that, she was a Director of LMP HK, where she set up the Hong Kong office of LMP UK and managed the day-to-day operations, which included sourcing, finance and management. Miss Wong has over 10 years experience in the electronics and games business and has held an executive marketing position in a publicly listed electronics company in Hong Kong.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.


                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 2002, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is comprised of three members of the Board, being Messrs. Bengtson, Feely and Hu. In fiscal 2002, it did not hold any meetings.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent certified public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent certified public accountants and the Company's financial and accounting staff. The Audit Committee consists entirely of non-management directors. The Audit Committee is comprised of three members of the Board, being Messrs. Hu, Crosson and Thigpen. In fiscal 2002, it held four meetings.

         The responsibilities of the Compensation Committee include reviewing and approving executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. This Committee is comprised of three members of the Board, being Messrs. Crosson, O'Toole and Thigpen. In fiscal 2002, it held two meetings.

         The responsibilities of the Corporate Governance and Nominations Committee include reviewing and approving the slate of director nominees for election to the Company's board of directors, recommending individuals to serve on the standing committees of the Board, and developing and recommending to the board a set of corporate governance principles applicable to the Company. This Committee is comprised of two members of the Board, being Messrs. Thigpen and O'Toole. It is a newly formed committee and has not held meetings prior to the current fiscal year, although some of the responsibilities of this Committee were previously combined with the Compensation Committee or a sub-committee on governance that held one meeting in fiscal 2002.


                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and is incorporated herein by reference. See Item 7 in such Report on Form 20-F.


                     COMPENSATION OF OFFICERS AND DIRECTORS


COMPENSATION

         In fiscal 2002, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.3 million.

         Each outside (i.e., non-employee and non-affiliated) director of the Company receives a $10,000 annual fee paid in quarterly installments. Directors may elect to receive half or more of this fee payable in shares of the Company's Common Stock valued at the then current market price. Each outside director of the Company also receives a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives non-qualified stock options to purchase 2,500 shares per quarter (i.e., 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $4.00 per share in 2002. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and this option is exercisable after one year from the date of grant.


EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Bengtson, Doughty and Ms. Olson have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and is incorporated herein by reference. See Item 6 in such Report on Form 20-F.


                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, either twenty percent or thirty-three and a third percent of the stock options vest and become exercisable on each of the first five or three anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

         In fiscal year 2002, an aggregate of 448,150 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $2.74 to $4.51 per share.

         At the end of fiscal year 2002, after giving effect to all prior exercises and cancellations of options, an aggregate of 2,008,223 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,337,950 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 305,000 outside director's options were outstanding at exercise prices ranging from $2.00 to $18.75 per share. During 2002, a total of 144,446 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $3.25 per share. Prior to 2002, a total of 1,065,596 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11.00 per share.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 2002 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, and is incorporated herein by reference. See Item 6 in such Report on Form 20-F and
Note 12 of the Notes to the Consolidated Financial Statements included therein.

                       APPOINTMENT OF INDEPENDENT AUDITOR

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of KPMG as the Independent Auditor of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Auditor's remuneration. KPMG has been the Independent Auditor of the Company since 2001.


                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2004 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 31, 2003 in order to be considered for inclusion in the Company's 2004 management information circular/proxy statement.


                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of January 31, 2003 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.



   PATRICK S. FEELY           JON N. BENGTSON             DAVID C.W. HOWELL
     President and         Chairman of the Board      President Asia Operations
Chief Executive Officer                              and Chief Financial Officer

         THE COMPANY FILES AN ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THIS CIRCULAR AND THE ANNUAL REPORT CONTAINING THE FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WILL BE SENT TO ANY PERSON UPON REQUEST IN WRITING ADDRESSED TO INVESTOR RELATIONS AT RADICA USA'S OFFICE AT 180 S. LAKE AVENUE, SUITE 440, PASADENA, CA 91101. COPIES ARE WITHOUT CHARGE TO ANY SHAREHOLDER.

                                  FORM OF PROXY
                              RADICA GAMES LIMITED
                                 ANNUAL MEETING
                                  MAY 12, 2003



         The undersigned shareholder of Radica Games Limited hereby appoints the person selected below,



              Patrick S. Feely, or failing him Jon N. Bengtson, or failing him David C.W. Howell (strike out if another proxy is to be appointed)

              ___________________________________________  (Other)

         as such shareholder's proxy, with the power of substitution, and hereby authorizes such person to represent and to vote as designated below all of the Common Stock, $0.01 par value per share, of Radica Games Limited (the "Company") that the undersigned is entitled to vote at the Company's Annual Meeting of Shareholders to be held at the Sheraton Pasadena Hotel, 303 East Cordova Street, Pasadena, California 91101 on Monday, May 12, 2003, or any postponement or adjournment thereof.


         Every shareholder of the Company is entitled to appoint one proxy (or representative in the case of a corporation) to attend the meeting and vote on such shareholder's behalf. The proxy need not be another shareholder of the Company. To be effective, this Proxy must be completed and deposited at the principal office of Radica Enterprises, Ltd. ("Radica USA") located at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.


         Please insert the number of shares registered in your name in the space provided on the reverse. If no number is inserted, this Proxy will be deemed to relate to the total number of shares registered in your name.


         PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE BOX HOW YOU WISH YOUR PROXY TO VOTE. IF THIS PROXY IS RETURNED WITHOUT AN INDICATION AS TO HOW THE PROXY SHALL VOTE, THE PROXY WILL VOTE FOR, AGAINST OR ABSTAIN IN RESPECT OF PROPOSALS 1 AND 2 AS SET FORTH IN THE ACCOMPANYING CIRCULAR.


         The Board of Directors recommends a vote for all Nominees listed in Proposal 1 and adoption of Proposal 2.





1. ELECTION OF DIRECTORS     FOR ALL NOMINEES LISTED          WITHHOLD AUTHORITY
                             BELOW FOR THE TERMS SET          TO VOTE FOR ALL
                             FORTH IN THE PROXY STATEMENT     NOMINEES LISTED
                             (EXCEPT AS MARKED TO THE         BELOW. |_|
                             CONTRARY BELOW). |_|


Patrick S. Feely     Timothy R. Busch      David C.W. Howell    James J. O'Toole
Jon N. Bengtson      Albert J. Crosson     Henry Hai-Lin Hu     Peter L. Thigpen

         (INSTRUCTION: To withhold authority to vote for any individual nominee write that nominee's name on the line provided below.)


--------------------------------------------------------------------------------



2. To approve the appointment of KPMG as the Company's Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration.

                     |_| FOR    |_| AGAINST    |_| ABSTAIN

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

         This Proxy must be signed by the appointing shareholder, or such shareholder's attorney duly authorized in writing, exactly as such shareholder's name appears herein. In the case of joint shareholders, all joint shareholders must sign. In the case of a corporation, the Proxy must be executed under its Common Seal or the hand of its attorney duly authorized in writing. In the case of partnerships, the Proxy must be signed in the partnership name by an authorized person. Each power of attorney, or a duly certified copy thereof, must be deposited at the principal office of Radica USA not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.


         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is given, this proxy will be voted for Proposals 1 and 2. The undersigned hereby acknowledges receipt of the accompanying Notice of Annual Meeting and Circular and hereby revokes any proxy or proxies heretofore given.


         Please mark, sign, date and return this Proxy in the accompanying prepaid envelope.


                                                Date: ____________________, 2003





                                                ________________________________
                                                 (Printed Name of Shareholder)

                                                ________________________________
                                                         (Signature)

                                                ________________________________
                                                 (Printed Name of Shareholder)

                                                ________________________________
                                                         (Signature)

                                                ________________________________
                                                     (Number of Shares held)

                                                 (PLEASE  SIGN  EXACTLY  AS YOUR
                                                 NAME  APPEARS  ON  THIS  PROXY.
                                                 WHEN   SIGNING   AS   ATTORNEY,
                                                 EXECUTOR,        ADMINISTRATOR,
                                                 TRUSTEE  OR  GUARDIAN,   PLEASE
                                                 GIVE  FULL  TITLE AS  SUCH.  IF
                                                 SHARES ARE HELD  JOINTLY,  BOTH
                                                 OWNERS SHOULD SIGN.)